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                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77D

The investment policies of the Real Estate Securities Trust, the All Cap Core Trust (formerly, the "Growth Trust"), the Dynamic Growth Trust and the International Stock Trust were amended and restated as described below effective November 25, 2002:

Real Estate Securities Trust

New Investment Policies:

         The portfolio invests, under normal market conditions, at least 80% of net assets (plus any borrowings for investment purposes) in equity securities of real estate investment trusts ("REITS") and real estate companies. Equity securities include common stock, preferred stock and securities convertible into common stock.

         A company is considered to be a real estate company if, in the opinion of Deutsche Asset Management, Inc. ("DeAM"), at least 50% of its revenues or 50% of the market value of its assets at the time its securities are purchased by the portfolio are attributed to the ownership, construction, management or sale of real estate.

         DeAM looks for real estate securities it believes will provide superior returns to the portfolio, and attempts to focus on companies with the potential for stock price appreciation and a record of paying dividends.

     To find these issuers, DeAM tracks economic conditions and real estate market performance in major metropolitan areas and analyzes performance of various property types within those regions. To perform this analysis, it uses information from a nationwide network of real estate professionals to evaluate the holdings of real estate companies and REITs in which the portfolio may invest. Its analysis also includes the companies' management structure, financial structure and business strategy. The goal of these analyses is to determine which of the issuers DeAM believes will be the most profitable to the portfolio. DeAM also considers the effect of the real estate securities markets in general when making investment decisions. DeAM does not attempt to time the market.

         Description of REITs. A REIT invest primarily in income-producing real estate or makes loans to persons involved in the real estate industry.

         Some REITs, called equity REITs, buy real estate and pay investors income from the rents received from the real estate owned by the REIT and from any profits on the sale of its properties. Other REITs, called mortgage REITs, lend money to building developers and other real estate companies and pay investors income from the interest paid on those loans. There are also hybrid REITs which engage in both owning real estate and making loans.

     If a REIT meets certain requirements, it is not taxed on the income it distributes to its investors.

         The portfolio may realize some short-term gains or losses if DeAM chooses to sell a security because it believes that one or more of the following is true:

              -   A security is not fulfilling its investment purpose;

              -   A security has reached its optimum valuation; or

              - A particular company or general economic conditions have changed.

Based on its recent practices, DeAM expects that the portfolio's assets will be invested primarily in equity REITs. In changing market conditions, the portfolio may invest in other types of REITs.

         Other Investments. When DeAM believes that it is prudent, the portfolio may invest a portion of its assets in other types of securities. These securities may include convertible securities, short-term securities, bonds, notes, securities of companies not principally engaged in the real estate industry, non-leveraged stock index futures contracts and other similar securities. (Stock index futures contracts, can help the portfolio's cash assets remain liquid while performing more like stocks.)

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Temporary Defensive Investing

     To meet redemption requests or pending investment of its assets or during unusual market conditions, the Real Estate Securities Trust may place all or a portion of its assets in liquid, high grade fixed income securities such as money market instruments, certificates of deposit, commercial paper, short-term corporate debt securities, variable rate demand notes, governments securities and repurchase agreements. To the extent the portfolio is in a defensive position, the ability to achieve its investment objective will be limited.

DYNAMIC GROWTH TRUST

New Investment Policies:

         The portfolio invests primarily in the stocks and other equity securities of medium-sized U.S. companies with strong growth potential

         Under normal circumstances, the portfolio invests the majority of its assets in the stock and other securities with equity characteristics of U.S. companies with market capitalizations, at the time of purchase, within the market capitalization range of the S&P Mid-Cap 400 Index. DeAM believes these companies contain the greatest concentration of businesses with significant growth prospects.

         DeAM focuses on individual security selection rather than industry selection. DeAM uses an active process which combines financial analysis with company visits to evaluate management and strategies.

         The portfolio may invest in convertible securities when it is more advantageous than investing in a company's common stock. The portfolio may also invest up to 20% of its assets in stocks and other securities of companies based outside the U.S. Under normal conditions this tactic will not comprise a major element of its strategy.

         Investment Process. Company research lies at the heart of DeAM's investment process. DeAM uses a "bottom-up" approach to picking securities. This approach focuses on individual stock selection rather than industry selection.

     - DeAM focuses on undervalued stocks with fast-growing earnings and superior near-to-intermediate term performance potential.

     - DeAM emphasizes individual selection of medium-sized stocks across all economic sectors, early in their growth cycles and with the potential to be the blue chips of the future.

     - DeAM generally seeks companies with leading or dominant position in their niche markets, a high rate of return on invested capital and the ability to finance a major part of future growth from internal sources.

     - DeAM screens within the market capitalization range of the S&P Mid-Cap 400 Index for medium-sized companies with growth and profitability.

     Temporary Defensive Position. The portfolio may from time to time adopt a temporary defensive position in response to extraordinary adverse political, economic or stock market events. DeAM may invest up to 100% of the portfolio's assets in the common stock of larger companies, in fixed-income securities, or short-term money market securities. To the extent DeAM adopts such a position and over the course of its duration, the portfolio may not meet its goal of long-term capital growth.

Growth Trust

New Name: All Cap Core Trust

New Investment Policies:

         The All Cap Core Trust invests in common stocks and other equity securities within all asset classes (small, mid and large cap) primarily those within the Russell 3000 Index

         The portfolio may invest in all types of equity securities including common stocks, preferred stocks and

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preferred and preference stocks, convertible securities and depositary receipts for such securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets.

         The portfolio may also invest in U.S. Government securities and up to 5% of its assets in foreign securities.

         Investment Philosophy. DeAM pursues an actively managed, quantitative investment process. DeAM's investment philosophy is based on three central tenets:

     - Securities have an intrinsic value from which they deviate over time. DeAM believes that the best way to measure a security's fair value is relative to its peers within its own industry.

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     -   Finding attractive companies with long-term potential requires a consideration of both growth and value attributes. Technical analysis further enhances the stock selection process, helping to identify timely market opportunities.

     - Quantitative investment models provide an improved framework for selecting mispriced stocks in an unbiased, consistent and repeatable manner.

         Quantitative Investment Approach. DeAM blends fundamental equity analysis and quantitative investment theory into a disciplined and systematic process. This technique minimizes subjectivity and allows the team to analyze the broadest possible universe of stocks. DeAM's proprietary U.S. stock evaluation model, the Quantitative Investment Model (the "Model"), incorporates valuation and growth investment parameters and is used to select securities. DeAM believes that combining techniques used by fundamental value investors with extensive growth and earnings analysis minimizes investment style bias and ultimately produces a "pure" stock selection process that seeks to add value in any market environment. DeAM also incorporates technical analysis to capture short-term price changes and market responsiveness to new information.

         By applying a rigorous portfolio construction process, the team targets excess return levels similar to traditional managers, while holding a significantly more diversified basket of stocks. Non-linear market impact assumptions are also incorporated into the process to maximize the trade-off between the anticipated pickup from trading and the costs associated with making these trades.

         Portfolio Construction and Quantitative Risk Management. DeAM extensively screens the Russell 3000 universe using multiple investment parameters to identify what DeAM believes are the most and least attractive securities. Expected returns are generated for each stock relative to its own industry. Securities are then selected based on expected returns, risk control constraints and anticipated transaction costs.

                          TEMPORARY DEFENSIVE INVESTING

     To meet redemption requests or pending investment of its assets or during unusual market conditions, the All Cap Core Trust may invest all or a portion of its assets in bonds, cash and cash equivalents. To the extent the portfolio is in a defensive position, the ability to achieve its investment objective will be limited.

Use of Hedging and Other Strategic Transactions

     The All Cap Core Trust is authorized to use all the investment strategies referred to under "Hedging and Other Strategic Transactions".

International Stock Trust

     Under normal market conditions, the International Stock Trust invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks. The portfolio primarily invests in the countries that make up the MSCI EAFE Index. The MSCI EAFE Index tracks stocks in Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. At least 50% of the portfolio's assets will be invested in securities that are represented in the MSCI EAFE Index. However, the portfolio may invest up to 50% of its total assets in non-Index securities of companies located in the countries that make up the Index.

         The MSCI EAFE Index has a median market capitalization of over $2.8 billion. Under normal market conditions, the portfolio invests in securities of issuers with a minimum market capitalization of $500 million.

         Strategy. Deutsche Asset Management Investmen Services Ltd. ("DeAMIS") seeks to identify a focused list of approximately 30 to 40 companies that offer, in DeAMIS's opinion, the greatest upside potential on a rolling 12 month view. DeAMIS uses an entirely bottom-up approach, with no active allocation between countries, regions or industries.

         Investment Process. DeAMIS begins with a broad universe of equity securities of issuers located in the countries that make up the MSCI EAFE Index. The universe includes all securities in the Index and a large number of securities not included in the Index but whose issuers are located in the countries that make up the Index.

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         Research is conducted by 15 global sector research teams in addition to
5 local research teams. These analysts are based in DeAMIS's worldwide offices but are connected by a systematic valuation approach, encapsulated in CFROI (cashflow return on investment). Focusing on CFROI enables DeAMIS to attempt to remove the distortions found in traditional accounting methods and enables the analyst to focus on the true worth of the company. Teams of analysts identify those companies with high and sustainable return on capital and long-term prospects for growth. The most important part of our investment process is the company meeting schedule.

     Each global sector analyst ranks their stocks relative to their own sector. Stocks are ranked on a relative expected return and the level of conviction. Based on fundamental research, DeAMIS sets a target price objective (DeAMIS's opinion of the intrinsic value of the security) for each security and rank the securities based on these target price objectives. DeAMIS applies a strict buy and sell strategy. The top 30 to 40 stocks in the ranking are purchased for the portfolio. Stocks are sold when they meet their target price objectives or when DeAMIS revised price objectives downward. In implementing this strategy, the portfolio may experience a high portfolio turnover rate.

         Other Investments. The portfolio may also invest up to 20% of its assets in cash equivalents, U.S. investments grade fixed income securities and U.S. stocks and other equity securities.

                    HEDGING AND OTHER STRATEGIC TRANSACTIONS

         The portfolio is currently authorized to use all of the various investment strategies referred to under "Hedging and Other Strategic Transactions."

                          TEMPORARY DEFENSIVE INVESTING

         DeAMIS may from time to time adopt a temporary defensive position in response to extraordinary adverse political, economic or stock market events. DeAMIS could place up to 100% of the portfolio's asset in U.S. or foreign-government money market investments, or other short-term bonds that offer comparable safety, if the situation warranted. To the extent DeAMIS might adopt such a position and over the course of its duration, the portfolio may not meet its goal of capital appreciation.